May 5, 2011

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549

Attention:	Terence S. O’Brien, Branch Chief

Re:	Solanbridge Group, Inc. Item 4.01 Form 8-K Filed September 24, 2010 File No. 0-49632

Dear Mr. O’Brien:

Solanbridge Group, Inc. (“Solanbridge”) is writing this letter in response to your letter to Charles R. Shirley, CEO of Solanbridge, dated May 3, 2011, regarding Chisholm, Bierwolf, Nilson & Morrill, LLC (“Chisholm”).  Solanbridge hereby acknowledges that it may no longer include audit reports or consents from Chisholm in its filings with the Commission.  Solanbridge’s financial statements for the year ended December 31, 2009 were initially audited by Chisholm.  Therefore, we are having such financial statements re-audited by Mark Bailey Co., Ltd. of Reno, Nevada. This is the sole reason we are not timely with the filing of our Form 10-K for the fiscal year ended December 31, 2010 (the “10-K”).  Furthermore, we shall include disclosures in the 10-K indicating that the Public Company Accounting Oversight Board has revoked the registration of Chisholm.

Please direct your correspondence regarding this matter to the undersigned and to Matthew C. McMurdo, Esq. (fax: 646-390-7090).

Very Truly Yours, /s/ Charles R. Shirley Chief Executive Officer

cc: Matthew McMurdo, Esq.

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